NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

May 27, 2015

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: NCM Financial, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed February 13, 2015

Response dated March 3, 2015

File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 10, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus and Financials Update

1.	Please update your registration statement to include the appropriate financial statements as required by rule 8-08 of regulation S-X.

Response: In response to the Staff’s comment, we have respectfully provided financial statements for the three months ended March 31, 2015, along with the audit financial for the years ended December 31, 2014 and 2013.

2.	Please revise the first full sentence to state the correct number of shares covered by this registration statement. Additionally, revise the tables on pages F-14 and F-26 that indicate that shares are to be issued “Upon S-1 Effectiveness.” In this respect, we note these shares have already been issued to Iota and Keystone.

Response: NCM Financial, Inc. has provided an update in response to the letter provided by the Securities and Exchange Commission. NCM Financial has completed the change on the prospectus cover from 149,950,000 shares to 121,475,000 shares. Furthermore, NCM Financial has updated the language in the financial sections to correlate with the second amendment for IOTA CAPITAL CORP. and KEYSTONE TRADING LTD. The language has been changed in the prospectus financial sections from “Upon S-1 Effectiveness” to “Earned upon execution of the Consulting Agreement”.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer